Exhibit 12.2

Consumers Energy Company

Ratios of Earnings to Fixed Charges
and Combined Fixed Charges and Preferred Dividends

	In Millions, Except Ratios

	Three Months
	Ended	Year Ended December 31
	March 31, 2016	2015	2014	2013	2012	2011
Earnings as defined[1]
Pretax income from continuing operations	$254	$896	$873	$880	$736	$734
Exclude equity basis subsidiaries	-	-	-	-	-	-
Fixed charges as defined	73	275	274	269	269	287
Earnings as defined	$327	$1,171	$1,147	$1,149	$1,005	$1,021
Fixed charges as defined[1]
Interest on long-term debt	$65	$252	$243	$237	$232	$251
Estimated interest portion of lease rental	5	21	21	21	21	18
Other interest charges	3	2	10	11	16	18
Fixed charges as defined	73	275	274	269	269	287
Preferred dividends	-	3	3	3	3	3
Combined fixed charges and preferred dividends	$73	$278	$277	$272	$272	$290
Ratio of earnings to fixed charges	4.48	4.26	4.19	4.27	3.74	3.56
Ratio of earnings to combined fixed charges and preferred dividends	4.48	4.21	4.14	4.22	3.69	3.52

1                   Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.